

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 29, 2018

Sanj K. Patel
Chief Executive Officer
Kiniksa Pharmaceuticals, Ltd.
Clarendon House
2 Church Street
Hamilton HM11 Bermuda

   Re: Kiniksa Pharmaceuticals, Ltd.
    Draft Registration Statement on Form S-1
    Submitted February 27, 2018
    CIK No. 0001730430

Dear Mr. Patel:

  We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Form DRS S-1

Overview, page 1

1. Your product candidates are still in early stages of clinical trials with no available data related to clinical trials for your target indications and no Phase 3 trials having been completed. Therefore, your statements that your product candidates have the potential to be "best-in-class or the first approved treatment" are premature. Please delete these statements throughout your registration statement.

Prospectus Summary

Our Programs, page 1

2. Please balance your discussion of the potential of ARCALYST for the treatment of recurrent pericarditis by disclosing the complete response letter issued by the U.S. Food and Drug Administration (FDA) to your licensor described on page 110. Please also balance your discussion of the potential of mavrilimumab for the treatment of GCA by disclosing the previous clinical hold issued by the FDA to your licensor described on page 112.

3. We note your disclosure that you have not yet commenced your Phase 2 clinical trial of mavrilimumab for the treatment of giant cell arteritis (GCA). Please revise your pipeline development chart to shorten the bar for this indication so that it reflects the current stage of development.

4. Please provide a brief description of the target indications the first time they are referenced.

5. Additionally, revise your pipeline table to specifically identify the "Autoimmune" targets related to KPL-045 and KPL-404 and remove the "Discovery" item from the table. If your product candidates are not at a stage where you are able to identify the product candidate and target indication, including them in a pipeline table is premature.

Our Strategy, page 3

6. Please identify or explain the clinical milestones across your pipeline and how they provide catalysts for value growth.

Risks Associated with Our Business, page 4

7. Please expand the seventh bullet point to highlight that you rely on single source manufacturers for the active pharmaceutical ingredients in your product candidates. Please also expand the eighth bullet point to highlight that you have in-licensed your entire product candidate portfolio.

Implications of Being an Emerging Growth Company, page 5

8. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

An active trading market for our Class A common shares may not develop..., page 68

9. We note your statement that you anticipate that your Class A common shares will be approved for listing on The Nasdaq Global Market. If your offering is not contingent on listing approval, please include a risk factor describing the consequences of

not being listed and revise your cover page to clarify that the offering is not contingent on obtaining a listing on the Nasdaq Global Market.

Use of Proceeds, page 80

10.   Please expand your discussion to quantify the proceeds you expect to use to fund each of your clinical and pre-clinical programs. Additionally, it appears from your disclosure that the proceeds from the offering will not be sufficient to fund development of your product candidates through regulatory approval and commercialization. Please indicate how far the proceeds from the offering will allow you to proceed with the continued development of your product candidates. Please also disclose the sources of other funds needed to reach regulatory approval and commercialization for each product candidate. Refer to Instruction 3 to Item 504 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Significant Judgments and Estimates
Share-Based Compensation , page 101

11.   Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Business
ARCALYST (rilonacept), page 107

12.   We note that ARCALYST is approved in the US for CAPS, cold familial auto-inflammation syndrome and Muckle-Wells syndrome. Please clarify whether the product is commercially available for these indications. If it is, please clarify how long it has been commercially available and disclose any reported serious adverse events.

13.   We note your disclosure of the most serious adverse events trial participants experienced in the clinical trials of ARCALYST. Please also disclose any serious adverse events or state that there were not any serious adverse events.

Mavrilimumab, page 110

14.   Please revise the "Mechanism of Action" discussion to delete "successfully, clinically relevant and statistically -significant effect mavrilimumab had on primary and secondary efficacy measures in multiple Phase 2 trials." Efficacy is a determination that is solely within the authority of the FDA. Therefore, it is not appropriate to claim that these studies showed efficacy. You may describe the primary and secondary endpoints, provide data indicating the achievement of the endpoints and any statistical measures relating to the

significance of the data.

License and Acquisition Agreements, page 117

15.   Please revise the descriptions of your agreements with Medimmune and Biogen to disclose the royalties within a ten point range for each tier. You may disclose the aggregate range and indicate the number of tiers or you may disclose a range for each tier.

16.   For each agreement, please clarify when the royalty provisions terminate.

Intellectual Property, page 121

17.   Please expand your disclosure to specify the number of U.S. and foreign patents and the relevant foreign jurisdictions where you have issued patents or pending patent applications. Refer to Item 101(c)(iv) of Regulation S-K.

General

18.   Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

        You may contact Ibolya Ignat at (202) 551-3636 or Sharon Blume at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Christine Westbrook at (202) 551-5019 or Suzanne Hayes at (202) 551-3675 with any other questions.

                                        Division of Corporation Finance
                                        Office of Healthcare & Insurance

cc: Nathan Ajiashvili, Esq.